Exhibit 4.6

TWELFTH AMENDMENT
TO THE FACILITY AGREEMENT

Made and entered into on this 30th day of November, 2005, by and between:

(1)	TOWER SEMICONDUCTOR LTD. (“the Borrower”)

and

(2)	BANK LEUMI LE-ISRAEL B.M. and BANK HAPOALIM B.M. (“the Banks”)

WHEREAS:	the Borrower, on the one hand, and the Banks, on the other hand, are parties to a Facility Agreement dated January 18, 2001, as amended pursuant to a letter dated January 29, 2001, a Second Amendment dated January 10, 2002, a letter dated March 7, 2002, a letter dated April 29, 2002, a letter dated September 18, 2002, as amended on October 22, 2002, a letter dated June 10, 2003, a Seventh Amendment dated November 11, 2003, a letter dated January 30, 2005, a Ninth Amendment dated July 24, 2005, a Tenth Amendment dated September 29, 2005 and an Eleventh Amendment dated October 27, 2005 (the Facility Agreement, as amended as aforesaid, hereinafter “the Facility Agreement”); and

WHEREAS:	the Borrower intends to issue Additional Subordinated Debt and has requested certain waivers from the Banks in connection with the repayment of such Additional Subordinated Debt; and

WHEREAS:	following the Borrower's request, the Banks have agreed to grant certain waivers under certain provisions of the Facility Agreement, all subject to the terms and conditions set out in this agreement below (“this Twelfth Amendment”),

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	(a)	Unless the context specifies otherwise, capitalised terms and expressions defined in the Facility Agreement shall have the same meaning in this Twelfth Amendment.

(b)	In this Twelfth Amendment, “Replacement Issue” shall mean one or more issuances of shares and/or Permitted Subordinated Debt to one or more investors under one or more related investment agreements that in the aggregate constitute 1 (one) integrated round of financing pursuant to which the Borrower shall actually receive an aggregate amount of at least US $75,000,000 (seventy-five million United States Dollars) in Paid-in Equity and/or Permitted Subordinated Debt, which issue, in each case, meets all of the following conditions:

(i)	any Permitted Subordinated Debt issued within the framework of a Replacement Issue (“Replacement Issue Subordinated Debt”) shall be on terms and conditions all of which are no less favourable to the Banks than the terms and conditions of the Additional Subordinated Debt. Without limiting the generality of the aforegoing, all terms and conditions of clause 1.1.118 of the Facility Agreement (including those expressly applicable to the Additional Subordinated Debt) shall apply to any Replacement Issue Subordinated Debt issued within the framework of a Replacement Issue; provided that:

(1)	the Borrower shall procure that: (A) upon the issuance of such Replacement Issue Subordinated Debt, an amount equal to the aggregate amount of Interest payable in cash by the Borrower thereunder from the date of such issuance until the date immediately prior to the fourth anniversary of the issuance of such Replacement Issue Subordinated Debt shall be deposited in the Reserve Account and duly pledged in favour of the Banks in accordance with the Facility Agreement; and (B) none of such amounts are released from the Reserve Account during such 4 (four) year period, except to pay such Interest on such Replacement Issue Subordinated Debt as are required to be paid in cash during such period;

(2)	no Interest (other than periodic Interest at a rate not to exceed 1.5% (one point five percent) per annum) or other amount shall be paid on any Replacement Issue Subordinated Debt prior to the sixth anniversary of the issuance of Additional Subordinated Debt that is permitted to be replaced by such Replacement Issue Subordinated Debt pursuant to paragraph 2 below; and

(3)	no principal or other amount (other than periodic Interest at a rate not to exceed 1.5% (one point five percent) per annum) with respect to Replacement Issue Subordinated Debt shall be repayable or repaid earlier than the sixth anniversary of the issuance of Additional Subordinated Debt that is permitted to be replaced by such Replacement Issue Subordinated Debt pursuant to paragraph 2 below.

2.	Following the request by the Borrower, the Banks hereby agree that, in the event that:

2.1.	the Borrower shall issue Additional Subordinated Debt;

2.2.	within 1 (one) year of the date of the first issue of Additional Subordinated Debt, the closing of the Replacement Issue by the Borrower shall have occurred (in the event only that a term sheet or a letter of intent or a similar agreement or understanding in writing, or a written agreement or related agreements which have not closed by such date, in each case, with respect to the Replacement Issue, is signed within such 1 (one) year period, such 1 (one) year period shall be extended to 18 (eighteen) months from the date of the first issue of Additional Subordinated Debt); and

2.3.	prior to the aforesaid closing of the Replacement Issue, the investors of the Replacement Issue shall have given written notice to the Borrower (with a copy to the Banks) advising that such investors do not agree to the ratchet (or similar preferences) conditions contained in the Additional Subordinated Debt, then the Borrower shall be entitled, notwithstanding the provisions of clauses 1.1.118(f), 1.1.118(g) and 16.7 of the Facility Agreement, to apply the amounts actually received by it in the Replacement Issue in order to pay in full:

(a)	the principal of the Additional Subordinated Debt; and

(b)	a premium that shall not exceed 15% (fifteen percent) of the principal of the Additional Subordinated Debt.

For the removal of doubt, the aforegoing shall not apply to any Permitted Subordinated Debt, other than the Additional Subordinated Debt, and then only if all of the conditions referred to in paragraphs 2.1–2.3 (inclusive) above are met.

3.	For the avoidance of doubt, to the extent that any amount remains required to be raised by the Borrower under clause 16.27.2 of the Facility Agreement after the issuance of the Additional Subordinated Debt, only the amount of the Replacement Issue actually received by the Borrower in excess of the amount paid by the Borrower on account of the Additional Subordinated Debt pursuant to paragraphs 2(a) and (b) above shall be taken into account for the purpose of clause 16.27.2 of the Facility Agreement.

4.	The Facility Agreement is hereby amended by deleting the reference to “November 30, 2005” in clause 16.36.1.1 and substituting therefor, “December 31, 2005".

5.	For the removal of doubt, nothing herein contained shall be deemed to be an amendment or waiver of any provision of the Facility Agreement (including, the aforesaid clause 16.27.2 and the “Prohibition on Change of Ownership” undertaking set forth in clause 16.32, as well as the definition of “Change of Ownership” in clause 1.1.18), save for the express, limited waiver set out in paragraph 2 above and the amendment set out in paragraph 4 above.

6.	The Facility Agreement is hereby amended as expressly set out in this Twelfth Amendment above. This Twelfth Amendment shall be read together with the Facility Agreement as one agreement and, save as expressly amended by this Twelfth Amendment, the Facility Agreement shall remain unaltered and in full force and effect.

IN WITNESS WHEREOF, the parties have signed this Twelfth Amendment on the date first mentioned above.

for:   TOWER SEMICONDUCTOR LTD.

By:     ______________________________

Title:   ______________________________

for:   BANK LEUMI LE-ISRAEL B.M.

By:     ______________________________

Title: ______________________________	for: BANK HAPOALIM B.M. By: ______________________ Title: ______________________